Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

May 19, 2022

Re: Alpha Capital Holdco Company

Amendment No. 1 to Registration Statement on Form F-4

Filed April 13, 2022

File No. 333-262552

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joseph Kempf

Robert Littlepage

Patrick Faller

Jan Woo

Ladies and Gentlemen:

On behalf of our client, Alpha Capital Holdco Company, (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated May 3, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 Filed April 13, 2022

What interests do Alpha’s current officers and directors have in the Business Combination?, page 18

1.

We note your response to prior comment 4. However, the revised disclosure does not appear to present the dollar amount in the post-merger company that the Sponsor and affiliates of the Sponsor have at risk that depends on completion of a business combination in the aggregate. The aggregate calculation should include the current value of securities held, any loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Please revise or advise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Amended Registration Statement.

Underwriting Fees as a Percentage of IPO Proceeds Net of Redemptions, page 50

2.

We note your response to prior comment 6. Please clarify if the amounts shown as “IPO proceeds net of redemptions” reflect the deduction of $4,600,000 in underwriting fees paid upon consummation of the IPO, but not the $8,050,000 of deferred underwriting fees that are contingent upon consummation of the Business Combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of the Amended Registration Statement.

The consummation of the Business Combination may trigger the acceleration or termination of certain of our loan and operating agreements..., page 71

3.

We note your disclosure that you have not obtained waivers or consents from certain counterparties under some of your operating agreements, including those with some of your largest customers and relevant suppliers. Disclose the nature of the waivers or consents being sought from these counterparties and the amount of fines that may be due, to the extent material and reasonably determinable.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 76 of the Amended Registration Statement.

The Company further advises the Staff that Semantix has obtained waivers from all relevant suppliers to the extent determined necessary in connection with the contemplated share transfers anticipated in the context of the Business Combination. However, under Brazilian law, any transfer of shares, whether or not such transfer results in a change of control, may be considered a termination event under certain of our customer contracts absent a waiver, and Semantix has not obtained waivers or consents from certain of its customers under contracts that are governed by Brazilian law. Nevertheless, the majority of these agreements, may be terminated without cause with only 30, 60 or 90-day prior notice, thus making the early termination of customer contracts an inherent and constant core business risk for Semantix that would exist irrespective of the pending Business Combination. Semantix has determined that the total estimated amount of fines that could be payable by Semantix arising from the termination of customer contracts triggered as a result of the Business Combination and for which Semantix does not have waivers is approximately R$1.6 million.

The risks arising with respect to the historic business and operations of LinkAPI and Tradimus may be different than we anticipate..., page 73

4.

Disclose the key reasons you have concluded that Semantix is deemed to control Tradimus. Clarify, if true, that a Semantix-appointed member will have the affirmative or tie-breaking vote on matters before the board of directors only until Tradimus is considered a joint operation by the auditors of both Semantix and Excella and that beginning on May 26, 2023, any deadlocks at a board of shareholders’ meeting will be subject to mandatory mediation procedure. Further clarify, if true, that the executive board, to which Semantix has appointed the CEO of Tradimus, does not act as a “collegiate body” and each appointee is responsible for exercising the functions required of them within their area of activity. Advise if there is a material risk that an auditor may conclude that the arrangement with Tradimus constitutes a joint operation.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 77 and 78 of the Amended Registration Statement.

Risks Related to Semantix’s Cybersecurity and Intellectual Property, page 81

5.	Disclose the risk of potential cyberattacks by state actors as a result of Russia’s ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Amended Registration Statement.

New Semantix may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you..., page 121

6.

We note your response to prior comment 5 and your revision on page 122 that says the private placement warrants “will, in connection with the Business Combination, be exchanged for Alpha Class A Ordinary Shares (or New Semantix Ordinary Shares into which such shares will convert).” It does not appear that the Business Combination agreement anticipates that the outstanding private placement warrants will be exchanged at the time of the Business Combination, but will be converted into and become a warrant to purchase shares in New Semantix. Please clarify or advise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages page 129 of the Amended Registration Statement.

The Alpha Board’s Reasons for Approval of the Business Combination, page 143

7.

Please identify the criteria or attributes used by the Alpha management team to select the peer companies and deem them comparable. Disclose if any companies meeting the selection criteria were excluded from the analyses.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Amended Registration Statement.

Certain Unaudited Projected Financial Information, page 149

8.

Please supplement your narrative disclosure to include the actual revenues and gross profits of Semantix in 2021 that exceeded the projection estimates as well as the actual EBITDA and Adjusted EBITDA amounts of R$(58.7) million and R$(24.9) million. Additionally, please confirm whether or not the projections still reflect management’s views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 161 through 172 of the Amended Registration Statement.

Tax Treatment of the SPAC Mergers, page 204

9.

We note your response to prior comment 26. We further note your revision on page 22 and related disclosure on page 204 that assumes the tax treatment subject to the opinion applies. Please remove any statement that assumes the material tax consequences at issue (e.g., “Assuming that the SPAC Mergers qualify as an F Reorganization...”). Refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance..

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 220 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 320

10.

We note your response to prior comment 30. With respect to Fundo de Investimento em Partipações Multiestratégia Inovabra I and Crescera Growth Capital Master Fundo de Investimento em Participações Multiestratégia, please revise your disclosure to identify the other investment committee members who have dispositive control over the shares. Please clarify whether the committees also have voting power over the shares held by these entities in addition to dispositive power.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 340, 341 and 342 of the Amended Registration Statement. The Company respectfully advises the Staff that to its knowledge, no natural person(s) have dispositive and voting power over shares held by Sculptor Capital LP (“Sculptor”) and the Company has revised its disclosure on page 342 to include additional information with respect to the relevant Sculptor entities that may be deemed to be the beneficial owner of shares of Alpha Capital Acquisition Company.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc	Alec Oxenford, Chief Executive Officer and Director, Alpha Capital Holdco Company

Daniel Brass, Davis Polk & Wardwell LLP

Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP